UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2003

                                   CELANESE AG
             (Exact name of Registrant as Specified in its Charter)

                              CELANESE CORPORATION
                 (Translation of Registrant's name into English)

                             Frankfurter Strasse 111
                           61476 Kronberg/Ts., Germany
                    (Address of Principal Executive Offices)

         Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                        Form 20-F [X]       Form 40-F [ ]

         Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [ ]             No [X]

         If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________.





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                                   CELANESE AG


On October 30, 2003 Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, issued its Third quarter 2003 Shareholder Letter and an Investor Information Release containing its Report on the third quarter 2003, which are respectively attached as Exhibits 99.1 and 99.2 hereto and incorporated by reference herein.



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                                    EXHIBITS

Exhibit No.                            Exhibit
-----------                            -------

99.1                                   Third quarter 2003 Shareholder Letter



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

                                    EXHIBITS

Exhibit No.                            Exhibit
-----------                            -------

99.2                                   Investor Information Release
                                       containing its Report on the third
                                       quarter 2003



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                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CELANESE AG
                                       (Registrant)


                                       By:    /s/ P. W. Premdas
                                              -----------------
                                       Name : Perry W. Premdas
                                       Title: Member of the Management Board
                                              (Chief Financial Officer)



Date: October 31, 2003



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                                  EXHIBIT INDEX



Exhibit No.                            Exhibit
-----------                            -------

99.1                                   Third quarter 2003 Shareholder
                                       Letter

99.2                                   Investor Information Release
                                       containing its Report on third
                                       quarter 2003